Cliffs Natural Resources Inc.

200 Public Square

Cleveland, Ohio 44114-2315

October 16, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chris White Gary Newberry George Schuler

Re:	Cliffs Natural Resources Inc.

Form 10-K for the Fiscal year ended December 31, 2008

Filed February 26, 2009

Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and

June 30, 2009

Filed May 1, 2009 and August 1, 2009

File No. 1-8944

Ladies and Gentlemen:

Cliffs Natural Resources Inc., an Ohio corporation (collectively, the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 29, 2009 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed February 26, 2009, and the Company’s Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009, filed May 1, 2009 and August 1, 2009, respectively.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2008

North American Iron Ore, page 58

1.	We note you disclose that sales revenue increased in fiscal year 2008 as a result of higher sales prices combined with an increase in volume. In future filings, when disclosing increase or decreases in revenue, disclose the extent to which price and volume impact the increase or decrease in revenue. We refer you to Regulation S-K, Item 303(a)(3)(iii).

Response: The Company acknowledges the requirements of Regulation S-K, Item 303(a)(3) (iii) and supplementally advises the Staff that the extent to which price and volume impacted the increase in North American Iron Ore sales revenue in fiscal year 2008 is

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October 16, 2009

presented in the table on page 58 of the Company’s Form 10-K for the fiscal year ended December 31, 2008. The table, as filed in the Company’s Form 10-K, is included below for the convenience of the Staff and is intended to quantify the extent to which the increase in 2008 revenue is attributable to sales price, volume and other factors related to our North American Iron Ore business.

	(In Millions)
			Change due to
	2008	2007	Sales price and rate	Sales volume	Freight and reimbursements	Total change
Revenues from product sales and services	$2,369.6	$1,745.4	$596.1	$34.4	$(6.3)	$624.2
Cost of goods sold and operating expense	(1,565.3)	(1,347.5)	(199.0)	(25.1)	6.3	(217.8)

Sales margin	$804.3	$397.9	$397.1	$9.3	$-	$406.4

Sales tons	22.7	22.3

In addition, the Company provides further information regarding the reasons that caused the changes in price and volume during the year. This information is disclosed in the paragraphs following the above referenced table on page 58 of the Company’s Form 10-K.

The Company notes the Staff’s comment and will enhance its disclosures in future filings to add clarity and expand on the requirements of Regulation S-K, Item 303(a)(3)(iii), including further quantification within the narrative discussion of the specific factors that cause significant changes in the Company’s operating results.

2.	Provide a discussion of your new and renegotiated long-term supply agreements and quantify the impact that these renegotiated agreements had on your North American iron ore revenue for the fiscal year ended December 31, 2008. In addition, disclose any known trends that are reasonability likely to impact your results of operations or liquidity in Fiscal Year 2009 as a result of the renegotiated agreements. Refer to Financial Reporting Codification Section 501.02 for guidance.

Response: The Company notes the Staff’s comment and supplementally advises the Staff that confidential long-term supply agreements with certain North American Iron Ore customers were renegotiated in 2008 to amend various terms specific to each customer including, among other things, increases in quantity, changes in the price structure of the current arrangements and extension of the supply contract duration. As a result of the new and renegotiated contract terms, North American Iron Ore’s revenue per ton in 2008 increased approximately 1 percent, resulting in higher revenues of approximately $28 million compared with 2007. Furthermore, in relation to the supply agreements that were renegotiated in 2008, the Company is unaware of any known trends, events, or uncertainties that would have a material effect on the Company’s results of operations or liquidity position in fiscal year 2009 for which additional disclosure is required under Section 501.02 of the Financial Reporting Codification.

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October 16, 2009

In addition, the Company supplementally advises the Staff that it will provide, to the extent material, further discussion regarding the impact of new and renegotiated long-term supply agreements as well as quantify the impact of other factors that cause significant changes in the Company’s operating results, including any related prospective effects, in future filings.

Liquidity, Cash Flows and Capital Resources, page 64

3.	Your disclosure of operating sources and uses of cash appear to be a recitation of changes and other information available evident to readers from the financial statements. Please enhance your disclosure in future filings to focus on the material changes in the underlying drivers of your operating cash flows. Refer to Financial Reporting Codification Sections 501.13.a through 501.13.b.I.

Response: The Company notes the Staff’s comment and supplementally advises the Staff that it will enhance disclosure of operating sources and uses of cash in future filings commencing with its quarterly report on Form 10-Q for the period ending September 30, 2009 to provide more meaningful information and analysis of matters that are not readily apparent from the Company’s Statements of Consolidated Cash Flows. The information provided will expand on the quality of and potential variability of the Company’s operating cash flows in order to ascertain the likelihood that past performance is indicative of future performance. In accordance with the guidance provided under Sections 501.13.a through 501.13.b.1 of the Financial Reporting Codification, the Company will focus on the primary drivers of its operating cash flows and other material factors necessary to analyze changes, identify trends, and understand the cash requirements and sources of cash related to the Company’s operations. In particular, to the extent material, the Company will expand its disclosure to further explain, among other things, significant changes in working capital, depreciation, depletion and amortization, and gains or losses related to derivative instruments and foreign exchange.

Pricing Risks, page 69

4.	You have disclosed certain of your supply, discount pricing and purchase provision agreements are accounted for as derivatives that are reported at fair value, as disclosed on page 90. Provide the quantitative and qualitative disclosures about market risk for these market risk sensitive instruments as required by Regulation S-K Item 305.

Response: The Company supplementally advises the Staff that it will provide quantitative and qualitative disclosures about commodity price risk for the market risk sensitive derivative instruments associated with its supply, discount pricing and purchase agreements in future filings commencing with its annual report on Form 10-K for the year ending December 31, 2009, and a discussion and analysis of any material changes from the end of the preceding fiscal year will be disclosed in subsequent interim periods, as required by Regulation S-K Item 305. To the extent there are any material changes in the Company’s derivative instruments or related pricing estimates that are known or expected to occur in relation to the interim period ended September 30,

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2009, the Company will include a discussion of such changes and the related impact in its quarterly report on Form 10-Q for the corresponding period. Set forth below is a revised version of the disclosure from the Company’s most recent Form 10-K incorporating the Staff’s comment, which is intended to be used by the Company as a template for disclosure in future filings. Revisions have been underlined for purposes of review.

Pricing Risks

The current global economic crisis has resulted in increasing downward pressure from customers, particularly in China, for a roll back of the 2008 price increases for seaborne iron ore and metallurgical coal in 2009. The 2008 record price increase was driven by high demand for iron ore and coking coal, global steel production at historically high levels, combined with production and logistics constraints for both iron ore and coking coal, resulting in tight supply conditions. With the current global economic crisis, none of these conditions exist in early 2009; and the market now is characterized by a collapse in steel demand and limited global demand for iron ore and coking coal. Reduced demand for iron ore and coking coal will likely result in decreased demand for our products and decreasing prices, resulting in lower revenue levels in 2009, and decreasing margins as a result of decreased production, adversely affecting our results of operations, financial condition and liquidity.

Customer Supply Agreements

Certain supply agreements with one North American Iron Ore customer provide for supplemental revenue or refunds based on the customer’s average annual steel pricing at the time the product is consumed in the customer’s blast furnace. The supplemental pricing is characterized as an embedded derivative, which is finalized based on a future price, and is marked to fair value as a revenue adjustment each reporting period until the pellets are consumed and the amounts are settled. The fair value of the instrument is determined using an income approach based on a future price of the average hot rolled steel price at certain steelmaking facilities and other inflationary indices.

At December 31, 2008, we had a derivative asset of $76.6 million, representing the fair value of the pricing factors, based upon the amount of unconsumed tons and an estimated average hot band steel price related to the period in which the tons are expected to be consumed in the customer’s blast furnace at each respective steelmaking facility, subject to final pricing at a future date. This compares with a derivative asset of $53.8 million as of December 31, 2007, based upon the amount of unconsumed tons and the related estimated average hot band steel price. We estimate that a 10 percent change in the average hot band steel price realized from the December 31, 2008 estimated price recorded would cause the fair value of the derivative instrument to increase or decrease by approximately $14.4 million, thereby impacting our consolidated revenues by the same amount.

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Benchmark Pricing Provision

Certain supply agreements primarily with our Asia Pacific Iron Ore customers provide for revenue or refunds based on the ultimate settlement of annual international benchmark pricing for lump and fines. In the fourth quarter of 2008, we negotiated additional sales with certain of our Asia Pacific Iron Ore customers who had previously fulfilled their 2008 purchase commitments under current year contracts and required additional tonnage. In response to the economic downturn and its impact on the global steel industry, we agreed that the provisional pricing for these shipments would be at a discount to previously settled 2008 benchmark prices to reflect the decline in steel demand and prices, with final pricing being based upon 2009 benchmark prices once they are settled. The provisional pricing is characterized as a freestanding derivative, which is marked to fair value as a revenue adjustment each reporting period based upon the estimated forward settlement until the benchmark is actually settled. The fair value of the instrument is primarily determined based on the forward price expectation of the 2009 annual international benchmark price. Therefore, to the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising iron ore prices, our revenues benefit from higher prices received for contracts priced at the current benchmark price and also from an increase related to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling iron ore prices, the opposite occurs.

At December 31, 2008, we had a derivative liability of approximately $7.7 million based on provisionally priced iron ore sales of 0.4 million tons recorded at the estimated 2009 benchmark price, subject to final pricing. We estimate that a 10 percent change in the benchmark price realized from the December 31, 2008 estimated price recorded would cause the fair value of the derivative instrument to increase or decrease by approximately $2.4 million, thereby impacting our consolidated revenues by the same amount.

United Taconite Purchase Provision

The purchase agreement for the acquisition of the remaining 30 percent interest in United Taconite contains a penalty provision in the event the 1.2 million tons of pellets, included as part of the purchase consideration, are not delivered by a specified date. The penalty provision, which is not a fixed amount or a fixed amount per unit, allows for net settlement in this arrangement, and therefore requires the obligation to be accounted for as a derivative instrument. The derivative instrument associated with the undelivered pellets is based in part on the future Eastern Canadian pellet price and is marked to fair value each reporting period using an estimated price until the pellets are delivered and the amounts are settled.

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As of December 31, 2008, we had a derivative liability of $106.5 million, representing the fair value of our obligation to deliver the remaining 1.0 million tons of pellets in 2009 at an estimated future Eastern Canadian pellet price, subject to final pricing. We estimate that a 10 percent change in the Eastern Canadian pellet price realized from the December 31, 2008 estimated price recorded would cause the fair value of the derivative instrument to increase or decrease by approximately $11 million, thereby impacting our consolidated revenues by the same amount.

We have not entered into any hedging programs to mitigate the risk of adverse price fluctuations, nor do we intend to hedge our exposure to such risks in the future; however, certain of our term supply agreements contain price collars, which typically limit the percentage increase or decrease in prices for our products during any given year.

Critical Accounting Policies

Revenue Recognition

North American Iron Ore, page 73

5.	We note that your supply agreements contain price collars, the adjustment factors for which are not know at the time of sale and you routinely estimate these adjustment factors. Please enhance your disclosure in future filings to discuss how the estimates are determined, how accurate the estimates have been in the past, and whether the estimates are reasonably likely to change in the future. Refer to Financial Reporting Codification Section 501.14.

Response: The Company notes the Staff’s comment and supplementally advises the Staff that the price adjustment factors, which are typically not finalized at the time of sale, relate to the pricing provisions contained in most of its North American Iron Ore long-term supply agreements, rather than specifically to the price collar provisions included in certain agreements. The discussion on page 73 of the Company’s Form 10-K was intended to disclose the existence of price collars in one of the supply agreements and the corresponding advantage these provisions have in protecting both the Company and its customers from significant price fluctuations. The price collar provisions are stated per the contract terms and do not involve estimation. The reference to the adjustment factors that the Company routinely estimates relates instead to the general pricing provisions of most of the North American Iron Ore supply agreements. The Company will revise this disclosure in future filings to add clarity.

Furthermore, the price adjustment factors that typically require estimation include adjustments based upon changes in international pellet prices, changes in specified Producers Price Indices including those for all commodities, industrial commodities, energy and steel. The adjustments generally operate in the same manner, with each factor typically comprising a portion of the price adjustment, although the weighting of each factor varies based upon the specific terms of each agreement. The Company supplementally advises the Staff that it will enhance disclosures in future filings with respect to the determination of these estimated adjustment factors

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contained in the customer supply agreements to provide greater insight into the quality and variability of information used in determining the estimates. The information provided will expand on the methodology used in developing the estimates, the historical accuracy of the estimates, and the potential future variability of the estimates based upon uncertainties associated with the underlying methods and assumptions used to measure the estimate. In accordance with the guidance provided under Section 501.14 of the Financial Reporting Codification, the Company will provide both qualitative and quantitative information where reasonably available to the extent the information is meaningful in describing the impact of the estimates and assumptions on the Company’s financial condition and operating performance. The revised disclosures will be provided beginning with the Company’s annual report on Form 10-K for the year ending December 31, 2009, and any material changes from the end of the preceding fiscal year will be disclosed in subsequent interim periods.

6.	We note that revenue includes cost reimbursements from venture partners for their share of mine costs. Explain how the partners’ share of costs is determined, and why the treatment of this reimbursement on a gross basis is appropriate under the guidance you have cited.

Response: The Company respectfully refers the Staff to the Company’s previous responses provided in relation to an initial comment letter from the Staff dated April 2, 2004. In particular, the Company refers the Staff to comment #6 provided in a previous letter to the Staff, dated June 30, 2004, which is attached hereto for reference. The Company supplementally advises the Staff that the accounting treatment for the cost reimbursement from venture partners’ share of mine costs reflects the economic substance of the joint ventures, since the costs of production are passed through to the participants on a pro rata basis. The mining ventures function as captive cost companies, meaning that they supply pellets only to their owners effectively on a cost basis. These mines are co-owned by steel producers that use the iron ore pellets produced by the mines in their steelmaking operations. The Company is the only merchant of iron ore in the ventures that generate revenues from “arm’s length” market transactions. Generally, each participant in the mine is entitled to its share of the mine’s production and is obligated to pay for the cost of that production. Entitlements and cost sharing are allocated in accordance with the venture agreements.

Mining venture revenues for sales of venture production to owners are generally recorded in proportion to the participant’s ownership interest and may not be indicative of market transactions. In order to reflect the cost-based nature of the arrangements, revenues associated with the noncontrolling interest are stated at cost of production and are offset entirely by an equal amount included in cost of goods sold and operating expenses. Accordingly, no sales margin is generated in relation to the noncontrolling interests.

Furthermore, in assessing whether the revenue associated with venture partners’ cost reimbursements should be reported on a gross basis, the Company analyzed the substance of such transactions in light of the following considerations in accordance with EITF 99-19 (subsequently codified under FASB Accounting Standards Codification (ASC) 605-45-45): 1) whether it acts as principal in the

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transaction, 2) whether it takes title to the products, 3) whether it has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and 4) whether it acts as an agent or broker with compensation on a commission or fee basis. As the Company is responsible for product fulfillment, it retains the risks and rewards of a principal in the transaction. In addition, each of the venture participants is contractually responsible for their share of the venture’s pellet production and costs. Accordingly, the Company records revenue under these arrangements on a gross basis and believes its presentation accurately portrays the economic substance of its participation in the mining ventures. The Company quantifies and separately discloses the amount of revenue related to cost reimbursements from its venture partners in “Accounting Policies” under the caption “Revenue Recognition” in Note 1 – Business Summary and Significant Accounting Policies, of its Form 10-K for the year ended December 31, 2008.

Statements of Consolidated Operations, page 82

7.	You have presented the line item “cost of goods sold and operating expenses”. Tell us what operating expenses are included in this line item and how this presentation complies with Regulation S-X Rule 5-03(b)(2).

Response: The Company respectfully refers the Staff to the Company’s previous responses provided in relation to an initial comment letter from the Staff dated April 2, 2004. In particular, the Company refers the Staff to comments #6 and #7 provided in a previous letter to the Staff, dated June 30, 2004, which is attached hereto for reference. The Company supplementally advises the Staff that the line item “costs of goods sold and operating expenses” represents all direct and indirect costs and expenses applicable to the sales and revenues of the Company’s mining operations. Operating expenses within this line item primarily represent the portion of the mining venture costs for which the Company does not own; that is, the costs attributable to the share of the mine’s production owned by the other joint venture partners. The combination of the venture partners’ share and the Company’s share of production costs results in 100 percent of the mining ventures’ production cost being included in the line item “costs of goods sold and operating expenses.” Likewise, the combination of the Company’s product sales revenue related to its share of the ventures’ production when sold to a customer and the venture partners’ revenue effectively equate to recognition of 100 percent of the revenues generated from production by the mining ventures. There is no sales margin reflected by the Company in relation to the venture partners’ interests because revenues associated with the venture partners’ interests are stated at cost of production and are offset entirely by an equal amount included in cost of goods sold and operating expenses. The Company respectfully refers the Staff to the Company’s response to comments #6 and #8 included herein for additional information.

For the year ended December 31, 2008, venture partners’ costs represented approximately 7 percent of the total amount reported within the line item “cost of goods sold and operating expenses” on the Company’s consolidated statement of operations. The Company quantifies and separately discloses the amount of cost and related reimbursement from its venture partners in “Accounting

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Policies” under the caption “Revenue Recognition” in Note 1 – Business Summary and Significant Accounting Policies, of its Form 10-K for the year ended December 31, 2008. The Company will revise the caption of this disclosure in future filings to reflect its policy on “Revenue Recognition and Cost of Goods Sold and Operating Expenses.”

Notes to Consolidated Financial Statements

Note 1 – Business Summary and Significant Accounting Policies

Basis of Consolidation, page 86

8.	For your investments in certain joint ventures, tell us why you are applying your equity income against inventory upon production and cost of sales when sold. Explain how this consolidation policy reflects a cost-based participation in these ventures.

Response: The Company respectfully refers the Staff to the Company’s previous responses provided in relation to an initial comment letter from the Staff dated April 2, 2004. In particular, the Company refers the Staff to comment #7 provided in a previous letter to the Staff, dated June 30, 2004, which is attached hereto for reference. The Company supplementally advises the Staff that it co-owns certain iron ore mines with various joint venture partners that are integrated steel producers or its subsidiaries. The mining ventures function as captive cost companies, meaning that each participant in the mine is entitled to its share of the mine’s production and is obligated to pay for the cost of that production. Investments in certain of these joint ventures (Wabush, Cockatoo Island, Hibbing) in which the Company’s ownership is 50 percent or less, or in which it does not have control but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. In order to accurately reflect the economic substance of the joint venture arrangements, the Company effectively reduces the amount recorded for its share of the mining venture’s production to reflect only its cost by eliminating its share of the related equity income, if any, against consolidated product inventory upon production, and against cost of goods sold and operating expenses when sold. The Company believes its presentation accurately portrays the cost-based nature and economic substance of its participation in these unconsolidated ventures.

9.	We note that your investments in Cockatoo and Hibbing are reported as other liabilities. Tell us what this balance represents and how this contra asset balance conforms to the requirements of Accounting Principles Board Opinion 18.

Response: The Company supplementally advises the Staff that the liability balances reported for its investments in Cockatoo and Hibbing at December 31, 2008 and 2007 represent the Company’s interests in the net equity of certain properties. The Company credits the related investment account when a joint venture agreement provides for the settlement of deficit capital accounts before distributing the proceeds from the sale of joint venture assets or the Company is obligated to make additional contributions to the extent of any capital account deficits and has the ability to fund such additional contributions including, for example, the funding of

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asset retirement obligations, pension and other postretirement obligations. To the extent the investment reaches a negative balance, the amount is appropriately reclassified to a liability account in order to accurately reflect the Company’s obligations under the joint venture agreement.

Marketable Securities, page 91

10.	Provide an analysis as to the reasons for the different accounting treatment for your North American iron ore supply agreements, for which price adjustments have not been separately valued as derivatives, and those that are accounted for as embedded derivatives. Please cite relevant authoritative literature in your response.

Response: The Company’s North American iron ore supply agreements generally require our customers to pay a preliminary base price per ton during a particular contract year as iron ore is delivered to the customer. Most of our contracts include price adjustment provisions which require an upward or downward adjustment to the preliminary price at the end of the contract year based on certain indices/prices. These adjustments are usually based on one or more of the following indices:

•	International pellet prices,

•	The Producer Price Indices (PPI) for all commodities, industrial commodities, energy and steel as published by the Department of Labor Statistics.

The price adjustment provisions in our contracts do not contain any leverage factors.

Additionally, some of our contracts with one particular North American Iron Ore customer include similar price adjustment features based on that customer’s average annual hot band steel pricing at the time the iron ore is consumed in the customer’s blast furnace.

The Company evaluates each of its North American Iron Ore pellet supply agreements in accordance with FASB Statement 133 (subsequently codified under FASB Accounting Standards Codification (ASC) Topic 815) to determine whether the entire supply agreement constitutes a derivative as defined in FASB Statement 133 (FASB ASC Topic 815). Additionally, the Company also evaluates whether any of the price adjustment provisions constitute embedded derivatives that should be bifurcated from the supply agreement. As discussed in more detail below, the Company concluded:

•	The pellet supply agreements in their entirety are not derivative instruments because they do not have a net settlement provision

•

The price adjustment provisions based on various PPI and international pellet prices are not embedded derivatives that require bifurcation under paragraph 12 of FASB Statement 133 (FASB ASC Topic 815-15-25-1) because the economic characteristics and risks of the price adjustment provisions are clearly and closely related to those of the iron ore supply contract.

•

The price adjustment provision for one particular North American Iron Ore customer is based on the customer’s average annual hot band steel pricing and is considered an embedded derivative that should be bifurcated under paragraph 12 of FASB Statement 133 (FASB ASC Topic 815-15-25-1).

Evaluation of Iron Ore Supply Agreements in Their Entirety

We concluded that our iron ore supply agreements are not derivatives in their entirety because they are not net settleable as defined in paragraphs 6 and 9 of FASB Statement 133 (FASB ASC Topic 815-10-15-83 and 815-10-15-99, respectively).

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The Company’s iron ore supply agreements do not contain explicit net settlement provisions that require physical delivery of the iron ore pellets. Furthermore, there is not currently a market mechanism that would facilitate net settlement of iron ore supply agreements. Lastly, iron ore pellets are not considered to be readily convertible into cash as defined in paragraph 9(c) of FASB Statement 133 (FASB ASC Topic 815-10-15-99c). Therefore, the contract does not meet the net settlement characteristic in paragraph 6(c) of FASB Statement 133 (FASB ASC Topic 815-10-15-83c) and therefore, is not required to be accounted for under FASB Statement 133 (FASB ASC Topic 815).

Evaluation of Price Adjustment Provisions Based on PPI

The Company concluded that the price adjustment provisions based on various PPI are not embedded derivatives that require bifurcation under paragraph 12 of FASB Statement 133 (FASB ASC Topic 815-15-25-1) because the economic characteristics and risks of the price adjustment provisions are clearly and closely related to those of the iron ore supply contract.

FASB Statement 133 (FASB ASC Topic 815) does not provide explicit guidance related to inflation-indexed pricing adjustments in commodity contracts. However, paragraphs 61(b) and 61(j)(1) of FASB Statement 133 (FASB ASC Topic 815-15-25-50 and 815-15-25-21, respectively) provide guidance for inflation-indexed payments with respect to debt instruments and lease contracts. Those paragraphs state:

61(b) Inflation-indexed interest payments. The interest rate and the rate of inflation in the economic environment for the currency in which a debt instrument is denominated are considered to be clearly and closely related. Thus, nonleveraged inflation-indexed contracts (debt instruments, capitalized lease obligations, pension obligations, and so forth) would not have the inflation-related embedded derivative separated from the host contract.

61(j)(1) Inflation-indexed rentals. Rentals for the use of leased assets and adjustments for inflation on similar property are considered to be clearly and closely related. Thus, unless a significant leverage factor is involved, the inflation-related derivative embedded in an inflation-indexed lease contract would not be separated from the host contract.

While those paragraphs indicate that the economic characteristics and risks of inflation adjustments may be clearly and closely related to debt host contracts and leasing contracts, FASB Statement 133 (FASB ASC Topic 815) provides little guidance on what economic characteristics and risks should be considered in assessing inflation-indexed payments in other types of contracts. In general, the Company believes it is acceptable to conclude that inflationary indices are clearly and closely related to a host contract as long as they do not introduce leverage factors and they relate to the economic environment in which transactions under the host contract takes place. We note that Interpretation 61-1 of the FASB Statement 133 manual of CCH Accounting Research Manager, takes a similar approach and provides the following guidance:

A commodity price and the rate of inflation in the economic environment in which a commodity is priced are considered clearly and closely related…Accordingly, an inflation-related embedded derivative instrument would not have to be bifurcated from a commodity contract that specifies a nonleveraged, inflation-indexed adjustment to an otherwise fixed base price for the commodity.

However, a feature that involves leveraging of the rate of inflation or involves a commodity price that resets to market (and, so, already captures the market risk of inflation) cannot be considered clearly and closely related to the economic characteristics and risks of a commodity contract…

Based on the guidance cited above we believe it is acceptable to conclude that, in general, inflation-based adjustment factors can be concluded to be clearly and closely related under paragraph 12(a) of FASB Statement 133 (FASB ASC Topic 815-15-25-1a).

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Evaluation of Price Adjustment Provisions Based on International Pellet Prices

The Company concluded that the price adjustment provisions based on international pellet prices are not required to be bifurcated from the supply host contract because the economic risks and characteristics are clearly and closely related to those of the host supply contract. The underlying of the embedded derivative is the international pellet price which is the fair value of the iron ore pellets being supplied under the host supply contract. In reaching this conclusion we considered by analogy the guidance in DIG Issue B14 (FASB ASC Topic 815-15-25-19), Embedded Derivatives: Purchase Contracts with a Selling Price Subject to a Cap and a Floor, which states in part:

The economic characteristics and risks of the two options are clearly and closely related to the purchase contract, because the options are indexed to the purchase price of the asset that is the subject of the purchase contract. Although the example purchase contract economically contains embedded derivatives, those derivatives should not be accounted for separately because they are clearly and closely related to the host contract.

Accordingly, we concluded that the price adjustment provisions based on international pellet prices do not have to be bifurcated because the condition in paragraph 12(a) of FASB Statement 133 (FASB ASC Topic 815-15-25-1a) is not met.

Evaluation of Price Adjustment Provisions Based on the Customer’s Average Annual Hot Band Steel Pricing

The Company concluded that the price adjustment provision for one particular North American Iron Ore customer is based on that customer’s average annual hot band steel pricing and is considered an embedded derivative that meets all three criteria of paragraph 12 of FASB Statement 133 (FASB ASC Topic 815-15-25-1) and therefore should be bifurcated from the iron ore supply contract and accounted for separate at fair value with changes in fair value recognized in earnings.

Unlike the price adjustment provisions based on PPI discussed above, the Company concluded that the economic characteristics and risks of the price adjustment provision based on the customer’s annual pricing of hot band steel is not clearly and closely related to those of the iron ore supply contract. The Company reached this conclusion because our customer’s pricing of their hot band steel is affected by factors that are extraneous to the fair value of iron ore, such as our customer’s cost to convert the iron ore in to steel e.g. energy, labor etc. Additionally, our customer’s pricing is further impacted by their negotiations of long term sales contracts with their customers which may have no correlation to changes in fair value of iron ore during the period of our supply contract. In reaching this conclusion the Company considered by analogy the guidance in DIG Issue C20 (FASB ASC Topic 815-10-15-32), Scope Exceptions: Interpretations of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature, which states in part:

The underlying in a price adjustment incorporated into a contract that otherwise satisfies the requirements for the normal purchases and normal sales exception would be considered to be not clearly and closely related to the asset being sold or purchased in any of the following three circumstances:

1. The underlying is extraneous (that is, irrelevant and not pertinent) to both the changes in the cost and the changes in the fair value of the asset being sold or purchased, including being extraneous to an ingredient or direct factor in the customary or specific production of that asset.

Furthermore, the Company concluded that the embedded price adjustment provision has all the characteristics of a derivative as discussed in paragraphs 6 through 11 of FASB Statement 133 (FASB ASC Topic 815). Accordingly, paragraph 12 of FASB Statement 133 (FASB ASC Topic 815-15-25-1) requires bifurcation of the embedded price adjustment provision from the host supply contract.

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Note 2 – Acquisitions, Divestitures & Other Investments, page 104

11.	Please clarify whether the below market sales contracts of United Taconite, as disclosed on page 104, represent the 1.2 million tons of iron to be given as consideration for the acquisition under Statement of Financial Accounting Standards 141, paragraph 37.k, or a liability for acquired deferred revenue under EITF 01-3.

Response: The Company supplementally advises the Staff that the $(228.9) million allocated to Below Market Sales Contracts when assigning amounts to the assets acquired and liabilities assumed in the acquisition of the remaining 30 percent of United Taconite does not represent the 1.2 million tons of iron ore pellets to be given as a component of the consideration paid for the 30 percent interest in United Taconite, nor did it represent deferred revenue.

The Below Market Sales Contracts were driven by customer contracts that the Company had in place for United Taconite iron ore pellets as of the acquisition date. Using an income approach, the Company valued the contractual obligations under the customer contracts in order to evaluate the favorability or unfavorability of each customer contract by comparing their respective revenue streams generated against revenue streams that would have been generated had the contracted production volume been sold at prevalent market rates. As of the acquisition date, the prevalent market rates for iron ore pellets had increased above our contract rates. As such, the majority of our customer contracts were unfavorable resulting in the $(228.9) million Below Market Sales Contract amount.

The Company respectfully refers the Staff to the Company’s response to comment #12 below for further discussion regarding the 1.2 million tons of iron ore pellets to be given as a component of the consideration paid for the 30 percent interest in United Taconite.

12.	On page 137, we note that the derivative instrument related to the 1.2 million tons of iron ore appear to be marked to fair value as a revenue adjustment each reporting period. If such derivative instrument is considered part of the cost of the acquired entity (United Taconite), please clarify why such treatment as revenue is appropriate.

Response: The Company supplementally advises the Staff that the 1.2 million tons of iron ore pellets to be provided to the seller throughout 2008 and 2009 were a component of the consideration paid to the seller, as directed in the transaction agreement. The value of the iron ore pellets to be included in the aggregate acquisition price was determined using prevalent market rates as of the transaction date. Since delivery of the iron ore pellets did not reflect a commitment of United Taconite as of the acquisition date, it was not treated as an assumed liability in the acquisition, nor did it represent deferred revenue of United Taconite as of the acquisition date.

As more fully explained under the sub-heading “Derivative Financial Instruments” of Note 1 – Business Summary and Significant Accounting Policies on pages 90-91 of the Company’s Form 10-K, the purchase agreement contains a penalty provision in the event the 1.2 million tons of pellets are not delivered by a specific date. The penalty provision, which is not a fixed amount or a fixed amount per unit, allows for net settlement in this arrangement, and therefore requires the obligation to be accounted for as a derivative instrument. The Company evaluated the penalty provision under DIG Issue A5 (subsequently codified under FASB ASC 815-10-15-103). The derivative instrument associated with the undelivered pellets is based on the future Eastern Canadian pellet price and is marked to fair value each reporting period using an estimated price until the pellets are delivered and the amounts are settled. Therefore, future changes in the Eastern Canadian pellet price result in an adjustment to the value of the derivative at the time of the change.

Securities and Exchange Commission

October 16, 2009

With respect to the classification of the changes in fair value of the derivative instrument, FASB Statement 133 (subsequently codified under FASB Accounting Standards Codification Topic 815) is silent on the classification of derivative results (both periodic cash flows and unrealized changes in fair value) in the income statement. As such, the Company referenced the Staff’s views on income statement classification of income, expenses and fair value changes related to a non-hedging derivative, including a speech to the AICPA National Conference on Current SEC Developments presented on December 11, 2003 by Gregory Faucette of the SEC Staff. Using the guidance provided, the Company noted that if a derivative does not qualify for hedge accounting, results of the derivative activity should be recorded on one line item in the financial statements rather than under multiple captions. The Company further concluded that classification as revenue was appropriate based upon the existence of an identifiable relationship between the derivative activity associated with its obligation to deliver pellets to the seller and the Company’s other transactions related to the sale of pellets to customers, which are classified in the same income statement caption. In addition, the Company believes it is unlikely that changes in the fair value or cash flows of the derivative would distort trends in revenue based upon the short-term nature of the derivative instrument and the minimal impact of the related activity in relation to the consolidated financial results of the Company taken as a whole. In particular, for the year ended December 31, 2008, the total impact on revenue related to the derivative instrument was $106.5 million, which represents less than 5 percent of the Company’s total consolidated product revenues in 2008.

The Company also supplementally advises the Staff that as of September 30, 2009 the entire 1.2 million tons of pellets had been delivered, thereby resulting in settlement of the derivative liability.

Form 10-Q for the Quarter Ended June 30, 2009

Management Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

13.	For your Asia Pacific segment, you disclose that final settlements of 2009 pricing arrangements are expected to decline significantly. For this uncertainty, quantify and discuss the impact of any reasonably likely decline on your financial condition and operations. Refer to Financial Reporting Codification Section 501.02.

Response: The Company supplementally advises the Staff that the reference in the current disclosure to the expected significant decline in 2009 benchmark prices is being made in comparison to 2008 settled prices. Furthermore, as a result of the accounting treatment associated with Asia Pacific Iron Ore’s provisional pricing arrangements, as disclosed within Note 7 – Derivative Instruments and Hedging Activities on pages 21-22 of the Company’s quarterly report on Form 10-Q for the period ended June 30, 2009, the amount of revenue recorded in each period reflects the estimated benchmark price until final settlement occurs. Therefore, the impact of the expected decline in 2009 prices from those that settled in 2008 is already reflected in the Company’s results of operations reported for the period.

In addition, the Company acknowledges the guidance provided under Section 501.02 of the Financial Reporting Codification and supplementally advises the Staff that the impact of the expected decline in 2009 prices on the year-to-date results of Asia Pacific Iron Ore is presented in the table on page 49 of the Company’s Form 10-Q for the period ended June 30, 2009. Furthermore, disclosure has been provided with respect to the prospective effects of the expected decline in 2009 prices on the Company’s financial results for the remainder of 2009 within the “Outlook” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 56-57 of the Company’s Form 10-Q for the period ended June 30, 2009.

Securities and Exchange Commission

October 16, 2009

Finally, the Company has provided a discussion of the overall risks and uncertainties associated with the expected decline in pricing and demand in 2009 within the “Market Risks” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations under the sub-heading “Pricing Risks” on page 54 of the Company’s Form 10-Q for the period ended June 30, 2009. However, in relation to the Staff’s comment per #4 above, this disclosure will be enhanced in future filings to provide additional information regarding the quantitative and qualitative disclosures about the market risks associated the Company’s market risk sensitive derivative instruments, including the benchmark provisions referenced in certain Asia Pacific Iron Ore supply contracts. The revised disclosure will provide additional information including sensitivity analysis to help readers understand the impact of a hypothetical change in the final benchmark price settlement from the amount estimated on the Company’s financial condition and results of operations. Refer to the Company’s response to #4 above for the revised version of this disclosure, which will be incorporated in future filings.

Revenue from Product Sales and Service, page 39

14.	Quantify the impact of the price adjustments from your iron ore benchmark settlements. In this regard, we note the disclosure in your Form 8-K furnished on July 29, 2009.

Response: The Company supplementally advises the Staff that second quarter results in 2008 and 2009 include price adjustments related to sales that occurred in the first quarter of both years due to timing of international pricing settlements for iron ore in the case of 2008, and changes to estimated benchmark prices for 2009, in which case settlement has not yet occurred. This is due to the fact that certain supply agreements primarily with Asia Pacific Iron Ore customers provide for revenue or refunds based on the ultimate settlement of annual international benchmark pricing for lump and fines. As a result of the accounting treatment applied to these provisions, revenue reflects the estimated benchmark price until final settlement occurs. Therefore, to the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising iron ore prices, our revenues benefit from higher prices received for contracts priced at the current benchmark price and also from an increase related to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling iron ore prices, the opposite occurs. To further illustrate this point, the table below, as disclosed in the Company’s Form 8-K furnished on July 29, 2009, quantifies the retroactive impact on revenue, operating income, net income and earnings per share in each period.

Securities and Exchange Commission

October 16, 2009

(in millions, except per share data)	Three Months Ended June 30,
	2009	2008

Revenue	$(18.4)	$70.0
Operating income	(17.3)	66.0
Net income	(12.1)	38.0
Earnings per share - Diluted	$(0.10)	$0.36

It is necessary to note, however, that in relation to 2009, the amounts presented represent the impact on second quarter revenue related to first quarter shipments as a result of differences between the estimated benchmark price used in the first quarter and the revised estimate of the 2009 benchmark price based on new information in the marketplace that subsequently came to light during the second quarter. Conversely, amounts presented for 2008 represent the impact on revenue related to final settlement of the 2008 benchmark price.

The Company supplementally advises the Staff that it quantifies the impact of price adjustments related to iron ore benchmark settlements and includes this disclosure in its filings, to the extent material, once final settlement occurs. Accordingly, the impact on revenue resulting from the settlement of the 2008 benchmark price was disclosed within Management’s Discussion and Analysis of Financial Condition and Results of Operations under the section related to Asia Pacific Iron Ore’s results of operations on page 48 of the Company’s quarterly report on Form 10-Q for the period ended June 30, 2009.

Engineering Comments

Mine Capacity and Ore Reserves, page 36

15.	We note you did not include the South American Amapa iron ore mine in your reserve tables, though this mine began production in late 2007 producing sintered fines, you list Amapa as a preproduction stage mine, but with a 2008 production totaling 1.2 million tonnes of sinter fines. Please clarify the stage of this mine and include the Amapa proven and probable reserves in your reserve tables, if applicable.

Response: The Company supplementally advises the Staff that reference to Amapá as a preproduction stage mine will be removed from future filings. As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 6 – Segment Reporting, on pages 51 and 116, respectively of the Company’s Form 10-K for the fiscal year ended December 31, 2008, Amapá is in the early stages of production. Amapá began production of sinter fines in late-December 2007. Anglo America plc, the parent and majority owner of Amapá, has indicated that it plans to complete construction of the concentrator and continue to ramp-up operations at Amapá.

The Company also supplementally advises the Staff that ore reserves meeting SEC Industry Guide 7 criteria have not been estimated for Amapá. The Company is a 30 percent equity partner in the project, and the ore reserve estimation process is controlled and

Securities and Exchange Commission

October 16, 2009

managed by its equity partner and project manager. Insufficient technical data on the processing of Amapá mineralized material existed at the time of the Form 10-K disclosure, precluding estimation of recoverable product and grade, and therefore economic reserves. Project commissioning in 2009 continues to be slow, especially for stable mine operations and processing plant performance. Therefore, insufficient data is available at this time to satisfy the Industry Guide 7 criteria for ore reserves.

16.	Please state the pellet and/or coal prices you used to determine your coal and iron ore reserves. These prices may be regional benchmark prices or long-term contract prices, if that is applicable.

Response: The Company supplementally advises the Staff that the iron ore prices utilized for reserve estimation are derived from 3-year trailing averages of regional benchmark pricing. For North American Iron Ore operations, prices are based on iron ore pellets delivered to the Lower Great Lakes, and for operations in Asia Pacific, iron ore prices represent the 3-year trailing average of international benchmark pricing for the products generated by the Company’s Asia Pacific Iron Ore business unit (sinter fines, lump ore). The Company evaluates and analyzes iron ore reserve estimates every three years in accordance with its ore reserve policy or earlier if conditions merit. For the fiscal year ended December 31, 2008, iron ore prices vary based on the date of the last reserve analysis. The table below identifies the reserve analysis date and the respective 3-year trailing price for each of the Company’s iron ore mines as of December 31, 2008.

Mine	Date of Base Economic Ore Reserve Analysis	Commodity Pricing (1)
North America
Empire	2008	$89.19
Hibbing Taconite	2008	$90.42
Northshore	2006	$59.14
Tilden	2008	$89.19
United Taconite	2007	$85.76
Wabush	2008	$85.16
Asia Pacific
Koolyanobbing	2008	Lump - $0.8846 Fines - $0.6847
Cockatoo Island	2008	Fines - $0.6847

(1)	Pricing in North America reflects US$ per long tons of pellets.

Pricing in Asia Pacific reflects US$ per product dry metric ton iron unit.

Coal pricing for the North American Coal reserve estimate was set at $72 per ton FOB mine at the time of the 2007 acquisition. International benchmark pricing for the Company’s Sonoma joint venture at the time of investment in 2007 was $71 per ton FOB port for the range of products generated at Sonoma.

Securities and Exchange Commission

October 16, 2009

*            *            *

In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-694-4822 or by facsimile at 216-694-4880.

Sincerely,
/s/ Laurie Brlas
Laurie Brlas
Executive Vice President and Chief Financial Officer

Enclosure

cc:	George Hawk, Cliffs Natural Resources Inc.
Michael Solecki, Jones Day